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                              July 22, 2021

       Paul Jacobson
       Chief Executive Officer
       Thorne Healthtech, Inc.
       152 W. 57th Street
       New York, NY 10019

                                                        Re: Thorne Healthtech,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed July 16, 2021
                                                            File No. 333-257987

       Dear Mr. Jacobson:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed July 16, 2021

       Letter from Paul Jacobson, Co-Founder and Chief Executive Officer, page ii

   1. Please revise this letter to provide more balanced disclosure of the positive and negative aspects of your
business. Please also provide us with support for the statements that natural products
probably work,       you cannot secure patents,       customers would
                                                        probably prefer them,
    trusted luxury commercial brand,       highly sophisticated team,
                                                           state-of-the-art
in-house laboratories,    and    high-quality   jobs.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Paul Jacobson
Thorne Healthtech, Inc.
July 22, 2021
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Ibolya Ignat at (202) 551-3636 or Daniel Gordon at (202) 551-3486 if
you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or Sandra Hunter Berkheimer at (202) 551-3758 with any other questions.



FirstName LastNamePaul Jacobson                            Sincerely,
Comapany NameThorne Healthtech, Inc.
                                                           Division of
Corporation Finance
July 22, 2021 Page 2                                       Office of Life
Sciences
FirstName LastName